SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of July 2008

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

INVESTOR CONTACTS investor.relations@homex.com.mx Carlos J. Moctezuma Head of Investor Relations +5266-7759-5838 cmoctezuma@homex.com.mx

Press Release

Culiacán Mexico, July 23, 2008 -- Desarrolladora Homex, S.A.B de C.V. (Homex or the Company) [NYSE:HXM, BMV:HOMEX] informed that the number of square meters provided for land reserve on its Second Quarter 2008 press release should have been 71 million square meters instead of the 140 million square meters stated. The 71 million square meters are equivalent to 347,855 homes, of which 318,960 are focused on the affordable entry-level and 28,895 in the middle-income and higher end segments. As of June 30, 2008, the Company had approximately 4.5 years of future sales on the balance sheet.

“It is important to highlight that the miscalculation in the land reserve system was only in the square meter figures, and does not impact the numbers provided in our financial statements nor any of our financial ratios,” commented Carlos Moctezuma, Head of Investor Relations of Homex.

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About Homex
Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home development company focused on affordable entry-level and middle-income housing in Mexico. The Company is one of the most geographically diverse homebuilders in the country and a leader in the top four markets. Homex is the largest home builder in Mexico, based on revenues, number of homes sold and net income. The Company is listed in the Mexican Stock Exchange (BMV) and is the only Mexican homebuilder listed in the New York Stock Exchange (NYSE). Homex is the only Mexican company part of the OECD's Latin American Corporate Governance Roundtable.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: July 23, 2008
	By:	Alan Castellanos
	Name:	Alan Castellanos
	Title:	Chief Financial Officer

	By:	Ramon Lafarga
	Name:	Ramon Lafarga
	Title:	Administrative and Accounting Officer